ORRICK, HERRINGTON & SUTCLIFFE LLP 51 West 52nd Street New York, New York 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 www.orrick.com

December 21, 2012	Brian B. Margolis (212) 506-5125 bmargolis@orrick.com

Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Comment Letter to LivePerson, Inc. dated December 11, 2012

Dear Mr. Gilmore:

We represent LivePerson, Inc. (“LivePerson”) and are writing to you in response to a Comment Letter sent by the Staff of the Securities and Exchange Commission to Robert P. LoCascio, Chief Executive Officer of LivePerson, dated December 11, 2012 (the “SEC Comment Letter”).

As per my conversation this morning with Ms. Jennifer Fugario, LivePerson is hereby requesting a short extension in the time to respond to the SEC Comment Letter. Specifically, LivePerson would like to request an extension of the time to respond until Wednesday, January 9, 2013.

If you have any questions, please feel free to contact the undersigned at (212) 506-5125. Thank you.

Sincerely yours,

/s/ Brian B. Margolis

Brian B. Margolis

cc:	Robert P. LoCascio (LivePerson)
Monica Greenberg, Esq. (LivePerson)